

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
8687 Melrose Avenue
7th Floor (Green Building)
West Hollywood, CA 90069

> **Re: StartEngine Crowdfunding, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 1, 2020**
> **File No. 024-11177**

Dear Mr. Marks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2020 letter.

Form 1-A filed May 1, 2020

StartEngine and its providers are vulnerable to hackers and cyber attacks, page 12

1. We note that you removed disclosure on pages 8 and 22 related to your plans to use blockchain technology. However, the latter part of this risk factor relates to platforms that use blockchain technology. Please revise for consistency.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-8

2. We note that you recognized a $176,483 or 74% decline in the fair value of your
    investment warrants in 2019 and that you regularly receive warrants as part of your fee
    arrangements. Please address the following:

    • Please disclose the number of private portfolio companies for which you hold
      warrants;
    • Disclose the number of private portfolio companies for which you recognized a
      decline in fair value for the period presented; and
    • Enhance your MD&A discussion to address what factors drove the significant fair
      value decline in your investment warrants in 2019. Ensure your revised discussion
      addresses the reason(s) for the apparent changes in the weighted average life and risk
      free rate variables used in valuing these level three investments as disclosed on page
      F-9.

Accounts Receivable, page F-9

3. We note that your allowance for doubtful accounts increased significantly from $72,723 in
    2018 to $817,749 in 2019. Further, we note your bad debt expense was $170,738 in
    2019. Please tell us how you accounted for the remaining $574,288 increase in your
    allowance. In addition:
    • Provide us with a rollforward quantifying and describing changes in the allowance
      for each period presented ; and
    • Revise to disclose an aging of your receivables for the periods presented and your
      charge-off policy.

Investments - Other, page F-11

4. You state that you account for stock received from customers with no readily
    determinable fair value using the cost method, less adjustments for impairment and that
    during 2019 you received stock with a cost of $110,995 and recognized related
    impairment expense of $35,198. Please revise to disclose how you determine and
    measure impairment for stock recognized using the cost method.

Note 6 - Stockholders' Equity, page F-16

5. You disclose that options granted have an exercise price ranging from $5.00 to $7.50.
    We note from the stock option activity table on page F-18, that outstanding options have a
    weighed average exercise price ranging from $0.33 to $7.30. Please reconcile this
    discrepancy. Additionally, tell us why options granted in 2018 were issued at a significant
    in-the-money margin whereas in 2019, options granted were issued at a significant out-of-
    the-money margin. Lastly, revise to disclose the number of and weighted average

        exercise prices of options issued to non-employees for the periods presented.

        You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Jamie Ostrow